Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions, Except Ratios)

	For the Year Ended December 31,
	2011 (a)	2012 (a)	2013 (a)	2014 (a)	2015
Earnings:
Net earnings (loss)	$280.9	$110.9	$259.1	$79.9	$(40.4)
Provision (benefit) for income taxes	57.6	51.5	109.3	33.5	(27.3)
Amortization of capitalized interest	1.2	1.3	1.3	1.2	0.6
Fixed charges excluding interest capitalized	53.2	49.4	50.6	50.1	53.5
Total	392.9	213.1	420.3	164.7	(13.6)

Fixed Charges:
Interest expense (gross of interest income)	43.3	42.6	44.0	42.5	46.5
Amortization of deferred financing expense	2.0	1.8	1.2	1.4	1.0
Interest capitalized	0.3	0.3	–	–	–
Interest component of rental expense	7.9	5.0	5.4	6.2	6.0
Total	53.5	49.7	50.6	50.1	53.5

Ratio of Earnings to Fixed Charges	7.3	4.3	8.3	3.3	(0.3)

(a)  In conjunction with the remediation efforts to resolve the material weakness disclosed in the Company’s 2014 Form 10-K, the Company identified errors related to the income tax provision and related to current tax, deferred tax and unrecognized tax benefits accounts that impacted the Company’s previously issued interim and annual consolidated financial statements. The amounts included in the table above reflect the revised balances for net earnings (loss) and provision (benefit) for income taxes.